Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, June 19, 2018

FAIRFAX ANNOUNCES ACQUISITION OF SUBORDINATE VOTING SHARES
OF FAIRFAX AFRICA HOLDINGS CORPORATION

Toronto, Ontario (June 19, 2018) — Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) has acquired, through certain of its subsidiaries, 4,100,000 subordinate voting shares (“Subordinate Voting Shares”) of Fairfax Africa Holdings Corporation (“Fairfax Africa”) through Fairfax Africa’s previously-announced bought deal public offering (the “Offering”), representing approximately 12.5% of the issued and outstanding Subordinate Voting Shares of Fairfax Africa (after giving effect to the Subordinate Voting Shares issued today by Fairfax Africa in connection with the Offering). The acquisition by Fairfax of the Subordinate Voting Shares brings Fairfax’s total holdings of such securities to 6,600,000 Subordinate Voting Shares (or approximately 20.1% of all outstanding Subordinate Voting Shares). The Subordinate Voting Shares were purchased as part of the Offering through a syndicate of underwriters co-led by RBC Capital Markets, Scotiabank and TD Securities Inc. at a price of US$12.25 (or approximately C$16.14) per Subordinate Voting Share, for an aggregate purchase price of US$50,225,000 (or approximately C$66,181,483). Rates of exchange are based on the C$/US$ close on June 15, 2018 (as reported by the Bank of Canada).

Before giving effect to the Offering, Fairfax beneficially owned, and exercised control or direction over, (i) 2,500,000 Subordinate Voting Shares, representing approximately 12.1% of Fairfax Africa’s issued and outstanding Subordinate Voting Shares, and (ii) 30,000,000 multiple voting shares of Fairfax Africa (“Multiple Voting Shares”), representing 100% of the issued and outstanding Multiple Voting Shares. Fairfax’s aggregate ownership, control and direction of the Subordinate Voting Shares and Multiple Voting Shares before giving effect to the Offering represented an approximate 64.2% equity interest and an approximate 98.8% voting interest in Fairfax Africa. After giving effect to the Offering, Fairfax now beneficially owns, and exercises control or direction over, (a) 6,600,000 Subordinate Voting Shares, representing approximately 20.0% of Fairfax Africa’s issued and outstanding Subordinate Voting Shares, and (b) 30,000,000 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares. Fairfax’s aggregate ownership, control and direction of the Subordinate Voting Shares and Multiple Voting Shares following completion of the Offering represents an approximate 58.2% equity interest and an approximate 98.3% voting interest in Fairfax Africa (or an approximate 56.5% equity interest and an approximate 98.2% voting interest if the underwriters’ over-allotment option in connection with the Offering is exercised in full).

The Subordinate Voting Shares were acquired by Fairfax for investment purposes. Fairfax may determine to purchase additional Subordinate Voting Shares in the open market or otherwise or sell all or some of the Subordinate Voting Shares, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from John Varnell, Vice President, Corporate Development of Fairfax upon request at the telephone number below.

Fairfax and Fairfax Africa’s head and registered offices are located at 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                                          John Varnell, Vice President, Corporate Development, at (416) 367-4941